

DIVISION OF
CORPORATION FINANCE

September 25, 2009

<u>Via Mail and Fax</u>

Dale Paisley
Chief Financial Officer
The Saint James Company
Broadway Plaza, 520 Broadway, Suite 350
Santa Monica, CA 90401

   RE: The Saint James Company
      File Number: 000-13738
      Form 10-K for the Year Ended December 31, 2008

Dear Mr. Paisley:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Lyn Shenk
        Branch Chief